Exhibit 99.1

Investor Relations Contact: Ngoc Nguyen (808) 546-3475 ngoc.nguyen@hawaiiantel.com	Media Contact: Su Shin (808) 546-2344 su.shin@hawaiiantel.com

For Immediate Release

Hawaiian Telcom Reports First Quarter 2016 Results

Achieved first quarter revenue growth of 1.7 percent

Delivered business strategic revenue(1) growth of 23.0 percent

Increased consumer strategic revenue(1) by 9.6 percent

HONOLULU (Thursday, May 5, 2016) -- Hawaiian Telcom Holdco, Inc. (NASDAQ: HCOM) reported financial results for its first quarter ended March 31.  The highlights are as follows:

•	Revenue of $98.8 million grew by $1.7 million, or 1.7 percent, from $97.1 million in the same period in the prior year, resulting in Adjusted EBITDA(2) of $28.1 million.
•	Business revenue increased 4.4 percent year-over-year to $44.8 million, driven by a 24.1 percent growth in data services revenue and 17.7 percent growth in data center services revenue.
•	Business strategic revenue increased 23.0 percent year-over-year to $18.0 million.
•	Consumer strategic revenue increased 9.6 percent year-over-year to $17.2 million, driven by 25.3 percent growth in video services revenue.
•	Enabled 5,000 households with fiber in the first quarter, increasing enabled households on O‘ahu to 195,000.
•	Ended the first quarter with approximately 37,100 Hawaiian Telcom TV subscribers, increasing penetration of households enabled to 19.0 percent.
•	Generated net income of $0.2 million, or $0.01 per diluted share for the quarter, compared to $1.0 million or $0.09 per diluted share in first quarter 2015.

“Hawaiian Telcom’s first quarter results reflect our continued success in delivering the right mix of strategic products and services that meet our customers’ unique and ever evolving needs,” said Scott Barber, Hawaiian Telcom’s president and CEO.  “We are proud to be the go-to partner for Hawai‘i’s businesses as they search for solutions to help their businesses thrive and grow.  From high-bandwidth data services to integrated communications solutions including equipment, connectivity, colocation, and a myriad of cloud services, Hawaiian Telcom is a proven leader in this solutions-based approach.  As a result, our business revenue achieved a solid 4.4 percent growth year-over-year, driven by a 23 percent growth in business strategic services.

“Our annual business event in April, Hawaiian Telcom University, has grown to become Hawai‘i’s premiere technology expo and conference featuring both local and national experts, including Microsoft, Salesforce, Fortinet and Accenture.  This year’s event, themed ‘The Future of Digital’, drew a record crowd of 500 attendees from local small-medium sized businesses to government and large enterprises.  This event helps to underscore Hawaiian Telcom as Hawai‘i’s Technology Leader and as a trusted strategic business partner.

“Not only have our fiber investments provided us with the infrastructure necessary to compete in today’s digital landscape, but it has also positively transformed our growth trajectory for the future, with Hawaiian Telcom TV and high-bandwidth Internet in the consumer channel, next-generation IP-based services in the business channel, and wireless backhaul in the wholesale channel.  Across all three customer channels, today we are seen as a fiber-based entertainment, communications and IT solutions company.  We continue to make steady progress on our strategic initiatives and remain confident that our investments in fiber, both in the state and trans-Pacific, have and will continue to enable us to grow revenue organically and generate sustainable free cash flow in the near future.”

First Quarter 2016 Results

First quarter revenue of $98.8 million represented a 1.7 percent increase compared to $97.1 million in the first quarter of 2015.  Revenue growth in the quarter, mainly driven by business data services and consumer video, more than offset the impact of voice access line declines.  First quarter Adjusted EBITDA was $28.1 million, a decrease of $1.0 million year-over-year, primarily due to approximately $0.7 million increase in costs for the remaining repair work related to the record-breaking rains encountered in the second half of 2015.

The Company generated net income of $0.2 million, or $0.01 per diluted share for the quarter, compared to $1.0 million, or $0.09 per diluted share in the first quarter of 2015.  The year-over-year decrease was primarily due to higher cost of revenues, including the rain-related costs, as well as higher depreciation and amortization expense from the Company’s continued fiber network investments in the first quarter of 2016.

Business Revenue

First quarter business revenue totaled $44.8 million, up 4.4 percent from first quarter 2015, primarily driven by strong growth in data services and data center services.  Data services revenue increased 24.1 percent year-over-year, driven by one-time charges from two large institutional customers, as well as higher customer demand for IP-based data services such as Dedicated Internet Access, IP-VPN and BVoIP, as reflected in the growth in data lines and BVoIP lines.  Business data lines increased 1.7 percent year-over-year to approximately 20,000 lines.  BVoIP lines grew 24.5 percent to approximately 17,300 lines, offsetting nearly half of voice access line decline.  Revenue from data center services increased 17.7 percent for the first quarter, driven by hardware sales, network and colocation services.

Increasing customer demand for higher bandwidth and integrated communications solutions drove first quarter business strategic revenue growth to 23 percent year-over-year and now represents 40 percent of total reported business revenue, compared to 34 percent in the same period a year ago, and 31 percent in the same period two years ago.  Revenue increases from business strategic services and equipment and managed services more than offset the year-over-year decline in business legacy voice services.

Consumer Revenue

First quarter consumer revenue totaled $36.2 million, consistent with the first quarter of 2015.  Revenue growth in the quarter from Hawaiian Telcom TV and high-bandwidth Internet services offset the year-over-year revenue decline in consumer legacy voice and low-bandwidth Internet services.  First quarter consumer strategic revenue increased 9.6 percent year-over-year and now represents 47 percent of total consumer revenue, up from 43 percent in the same period a year ago, and 35 percent in the same period two years ago.

Video services revenue grew to $9.4 million for the quarter, up 25.3% from $7.5 million in the same period a year ago, driven by the addition of approximately 7,400 subscribers, ending the first quarter with approximately 37,100 subscribers in service.  During the quarter, 5,000 additional households were fiber-enabled, increasing the total number of households enabled to 195,000 with 61 percent of those households capable of utilizing fiber-to-the-premise technology.  Hawaiian Telcom TV penetration of households enabled increased to 19.0 percent at the end of the first quarter, up from 17.9 percent at the end of the first quarter of 2015.

Internet services revenue declined $0.4 million from the same period a year ago mainly due to promotional pricing.  The Company ended the first quarter with approximately 92,800 Internet subscribers and customer adoption of higher speed offerings continued to increase.  The number of customers on 21 Mbps to 1 Gbps speeds increased by more than 30 percent over the last year and nearly doubled over the last two years.  As of March 31, 2016, approximately 94 percent of all video subscribers had double- or triple-play bundles with Internet.

Wholesale Revenue

First quarter wholesale revenue totaled $13.8 million, compared to $14.3 million in the first quarter 2015.  The decline was due to one-time charges in the first quarter of 2015, as well as the effect of selected wireless carriers disconnecting lower bandwidth legacy circuits on month-to-month rates and moving to more efficient fiber-based, higher bandwidth Ethernet circuits on multi-year contracts.

Operating Expenses

Operating expenses, exclusive of depreciation and amortization, non-cash stock compensation, SystemMetrics earn-out and other non-recurring charges, increased 4.0 percent to $70.7 million in the first quarter.  The increase was primarily due to higher direct cost of services related to video from rising content costs and increased number of subscribers, as well as $0.7 million increase in costs for the rain-related repair work discussed above.  Excluding these rain-related costs, operating expenses would have been $70.0 million in the first quarter.  Cost increases in the quarter were partially offset by lower electricity rates and reduced usage from energy savings initiatives.

Capital Expenditures and Liquidity

Capital expenditures totaled $28.1 million in the first quarter 2016 compared to $29.2 million in the first quarter 2015.  Over 90 percent of total capital expenditures in the first quarter 2016 was directed towards growth and expansion initiatives, which include payments on our trans-Pacific cable system and success-based spending to support the growth of the Company’s next-generation services such as Hawaiian Telcom TV, fiber-to-the-business initiative, as well as the large government agency contract connecting 250 locations that the Company was awarded in 2015.  Overall, total capital expenditures for 2016 are expected to be in the high-$90 million range.

At the end of first quarter 2016, the Company had $20.9 million in cash and cash equivalents compared to $30.3 million at the end of 2015.  The use of cash is primarily related to higher levels of expansion-related and success-based capital expenditures.  Net Debt(3) was $264.9 million, resulting in a Net Leverage Ratio(4) as of March 31, 2016 of 2.2x.

Conference Call

The Company will host a conference call to discuss its first quarter 2016 results at 8:00 a.m. (Hawaii Time), or 2:00 p.m. (Eastern Time) on Thursday, May 5, 2016.

To access the call, participants should dial (877) 456-0428 (US/Canada), or (615) 247-0082 (International) ten minutes prior to the start of the call and provide conference ID 95576843.

A live webcast of the conference call, including a slide presentation, will be available from the Investor Relations section of the Company’s website at http://hawaiiantel.com.  The webcast will be archived at the same location.

A telephonic replay of the conference call will be available two hours after the conclusion of the call until 5:00 p.m. (Eastern Time) May 12, 2016.  Access the replay by dialing (855) 859-2056 or (404) 537-3406 and entering conference ID 95576843.

Use of Non-GAAP Financial Measures

This press release contains information about adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA) and Net Debt. These are non-GAAP financial measures used by Hawaiian Telcom management when evaluating results of operations. Management believes these measures also provide users of the financial statements with additional and useful comparisons of current results of operations with past and future periods. Non-GAAP financial measures should not be construed as being more important than comparable GAAP measures. Detailed reconciliations of Adjusted EBITDA and Net Debt to comparable GAAP financial measures have been included in the tables distributed with this release and are available in the Investor Relations section of www.hawaiiantel.com.

Forward-Looking Statements

In addition to historical information, this release includes certain statements and predictions that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  In particular, any statement, projection or estimate that includes or references the words “believes”, “anticipates”, “intends”, “expected”, or any similar expression falls within the safe harbor of forward-looking statements contained in the Reform Act.  Actual results or outcomes may differ materially from those indicated or suggested by any such forward-looking statement for a variety of reasons, including, but not limited to: failures in Hawaiian Telcom’s critical back office systems and IT infrastructure; breach of the our data security systems; increases in the amount of capital expenditures required to execute our business plan; the loss of certain outsourcing agreements, or the failure of any third party to perform under these agreements; our ability to sell capacity on the new submarine fiber cable project; adverse changes to applicable laws and regulations; the failure to adequately adapt to technological changes in the telecommunications industry, including changes in consumer technology preferences; adverse economic conditions in Hawai‘i; the availability of lump sum distributions under our union pension plan; limitations on the ability to utilize net operating losses due to an ownership change under Internal Revenue Code Section 382; the inability to service our indebtedness; limitations imposed on our business from restrictive covenants in the credit agreements; and severe weather conditions and natural disasters.  More information on potential risks and uncertainties is available in recent filings with the Securities and Exchange Commission, including Hawaiian Telcom’s 2015 Annual Report on Form 10-K. The information contained in this release is as of May 5, 2016. It is anticipated that subsequent events and developments may cause estimates to change, and the Company undertakes no duty to update forward-looking statements.

About Hawaiian Telcom

Hawaiian Telcom (NASDAQ: HCOM), headquartered in Honolulu, is Hawai‘i’s technology leader, providing integrated communications, broadband, data center and entertainment solutions for business and residential customers. With roots in Hawai‘i beginning in 1883, the Company offers a full range of services including Internet, video, voice, wireless, data network solutions and security, colocation, and managed and cloud services supported by the reach and reliability of its next generation fiber network and a 24/7 state-of-the-art network operations center. With employees statewide sharing a commitment to innovation and a passion for delivering superior service, Hawaiian Telcom provides an Always OnSM customer experience. For more information, visit www.hawaiiantel.com.

(1)  Consumer strategic revenue, as defined by the Company, includes video services and consumer Internet services revenues.  Business strategic revenue, as defined by the Company, includes data services and data center services revenues.  Data services include Dedicated Internet Access, Ethernet and other business data services, business Internet, and BVoIP.  Data center services include physical colocation, virtual colocation, network services, security, cloud services, and various related telephony services.

(2)  Adjusted EBITDA is EBITDA plus non-cash stock compensation, SystemMetrics earn-out and other non-recurring costs not expected to occur regularly in the ordinary course of business.  EBITDA is defined as net income plus interest expense (net of interest income and other), income taxes, depreciation and amortization and gain on sale of property.  The Company believes both of these non-GAAP measures, Adjusted EBITDA and EBITDA, are meaningful performance measures for investors because they are used by our Board and management to evaluate performance, enhance comparability between periods and make operating decisions.  Our use of Adjusted EBITDA and EBITDA may not be comparable to similarly titled measures used by other companies in the telecommunications industry.  A detailed reconciliation of adjusted Adjusted EBITDA and EBITDA to comparable GAAP financial measures has been included in the tables distributed with this release.

(3)  Net Debt provides a useful measure of liquidity and financial health. The Company defines Net Debt as the sum of the face amount of short-term and long-term debt and unamortized premium and/or discount, offset by cash and cash equivalents.  A detailed reconciliation of Net Debt has been included in the tables distributed with this release.

(4)  Net Leverage Ratio is defined by the Company as Net Debt divided by Last Twelve Months Adjusted EBITDA.  A detailed reconciliation of Net Leverage Ratio has been included in the tables distributed with this release.

(5)    In the fourth quarter 2015, we revised the presentation of volume information and operating revenue to provide more meaningful information.  Prior period information has been revised to reflect the current presentation.  Total revenue has not changed from that previously reported but the classification by channel has been modified and we now present product information by channel as well.

(6)  Levered Free Cash Flow provides a useful measure of operational performance and liquidity.  The Company defines Levered Free Cash Flow as Adjusted EBITDA less cash interest expense and capital expenditures.  A detailed reconciliation of Levered Free Cash Flow has been included in the tables distributed with this release.

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Income

(Unaudited, dollars in thousands, except per share amounts)

	Three Months Ended
	March 31,
	2016	2015
Operating revenues	$98,794	$97,114
Operating expenses:
Cost of revenues (exclusive of depreciation and amortization)	42,479	40,183
Selling, general and administrative	29,865	29,732
Depreciation and amortization	21,950	21,280
Total operating expenses	94,294	91,195
Operating income	4,500	5,919
Other income (expense):
Interest expense	(4,240)	(4,337)
Interest income and other	—	7
Total other expense	(4,240)	(4,330)
Income before income tax provision	260	1,589
Income tax provision	106	614
Net income	$154	$975
Net income per common share -
Basic	$0.01	$0.09
Diluted	$0.01	$0.09
Weighted average shares used to compute net income per common share -
Basic	11,475,834	10,692,198
Diluted	11,500,308	11,272,922

Hawaiian Telcom Holdco, Inc.

Consolidated Balance Sheets

(Unaudited, dollars in thousands, except per share amounts)

	March 31,	December 31,
	2016	2015
Assets
Current assets
Cash and cash equivalents	$20,852	$30,312
Receivables, net	31,490	32,736
Material and supplies	9,916	8,499
Prepaid expenses	4,244	4,068
Other current assets	3,175	2,102
Total current assets	69,677	77,717
Property, plant and equipment, net	582,271	579,107
Intangible assets, net	34,304	34,828
Goodwill	12,104	12,104
Deferred income taxes, net	89,561	89,896
Other assets	6,452	6,043
Total assets	$794,369	$799,695
Liabilities and Stockholders’ Equity
Current liabilities
Current portion of long-term debt	$3,000	$3,000
Accounts payable	43,544	44,841
Accrued expenses	13,202	14,491
Advance billings and customer deposits	18,143	17,551
Other current liabilities	5,023	5,932
Total current liabilities	82,912	85,815
Long-term debt	282,775	283,046
Employee benefit obligations	102,503	104,597
Other liabilities	17,946	18,538
Total liabilities	486,136	491,996
Commitments and contingencies (Note 11)
Stockholders’ equity
Common stock, par value of $0.01 per share, 245,000,000 shares authorized and 11,511,591 and 11,466,398 shares issued and outstanding at March 31, 2016 and December 31, 2015, respectively	115	115
Additional paid-in capital	178,246	178,019
Accumulated other comprehensive loss	(29,235)	(29,388)
Retained earnings	159,107	158,953
Total stockholders’ equity	308,233	307,699
Total liabilities and stockholders’ equity	$794,369	$799,695

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Cash Flows

(Unaudited, dollars in thousands)

	Three Months Ended
	March 31,
	2016	2015
Cash flows from operating activities:
Net income	$154	$975
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	21,950	21,280
Deferred financing amortization	492	472
Employee retirement benefits	(1,846)	(1,952)
Provision for uncollectible receivables	1,039	1,248
Stock based compensation	579	375
Deferred income taxes	240	837
Changes in operating assets and liabilities:
Receivables	207	(943)
Material and supplies	(1,417)	(91)
Prepaid expenses and other current assets	(1,249)	(121)
Accounts payable and accrued expenses	965	(3,782)
Advance billings and customer deposits	592	484
Other current liabilities	(278)	(185)
Other	(512)	336
Net cash provided by operating activities	20,916	18,933
Cash flows from investing activities:
Capital expenditures	(28,139)	(29,172)
Net cash used in investing activities	(28,139)	(29,172)
Cash flows from financing activities:
Repayment of debt	(750)	(750)
Proceeds from installment financing	—	354
Repayment of capital lease and installment financing	(1,135)	(1,382)
Taxes paid related to net share settlement of equity awards	(352)	(928)
Net cash used in financing activities	(2,237)	(2,706)
Net change in cash and cash equivalents	(9,460)	(12,945)
Cash and cash equivalents, beginning of period	30,312	39,885
Cash and cash equivalents, end of period	$20,852	$26,940
Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	$2,492	$3,953

Hawaiian Telcom Holdco, Inc.

Revenue by Category and Channel (5)

(Unaudited, dollars in thousands)

	Three Months Ended
	March 31,		Change
	2016	2015	Amount	Percentage
Business
Data services	$14,968	$12,059	$2,909	24.1%
Voice services	22,352	24,021	(1,669)	(6.9)%
Data center services	3,057	2,597	460	17.7%
Equipment and managed services	4,465	4,265	200	4.7%
	44,842	42,942	1,900	4.4%
Consumer
Video services	9,426	7,522	1,904	25.3%
Internet services	7,725	8,128	(403)	(5.0)%
Voice services	19,054	20,516	(1,462)	(7.1)%
	36,205	36,166	39	0.1%
Wholesale carrier data	13,762	14,333	(571)	(4.0)%
Other	3,985	3,673	312	8.5%
	$98,794	$97,114	$1,680	1.7%

Hawaiian Telcom Holdco, Inc.

Schedule of Adjusted EBITDA Calculation

(Unaudited, dollars in thousands)

	Three Months Ended		LTM Ended
	March 31,		March 31,
	2016	2015	2016
Net income	$154	$975	$279
Income tax provision	106	614	849
Interest expense and other income and expense, net	4,240	4,330	16,715
Depreciation and amortization	21,950	21,280	88,549
EBITDA	26,450	27,199	106,392
Non-cash stock and other performance-based compensation	779	375	1,988
SystemMetrics earn-out	515	272	501
Non-recurring costs	390	476	2,378
Pension settlement loss	—	850	7,238
Adjusted EBITDA	$28,134	$29,172	$118,497

Hawaiian Telcom Holdco, Inc.

Schedule of Levered Free Cash Flow (6)

(Unaudited, dollars in thousands)

	Three Months Ended		LTM Ended
	March 31,		March 31,
	2016	2015	2016
Adjusted EBITDA	$28,134	$29,172	$118,497
Cash interest expense	(2,492)	(3,953)	(14,717)
Capital expenditures	(28,139)	(29,172)	(98,001)
Levered Free Cash Flow	$(2,497)	$(3,953)	$5,779

Hawaiian Telcom Holdco, Inc.

Schedule of Net Leverage Ratio

(Unaudited, dollars in thousands)

Long-term debt as of March 31, 2016	$285,775
Less cash on hand	(20,852)
Total net debt as of March 31, 2016	$264,923

LTM Adjusted EBITDA as of March 31, 2016	$118,497
Net leverage ratio as of March 31, 2016	2.2	x

Hawaiian Telcom Holdco, Inc.

Volume Information (5)

(Unaudited)

	March 31,		Change
	2016	2015	Number	Percentage
Business
Data lines	19,954	19,624	330	1.7%
BVoIP lines	17,281	13,875	3,406	24.5%
Voice access lines	166,073	173,425	(7,352)	(4.2)%

Consumer
Video subscribers	37,108	29,721	7,387	24.9%
Internet lines	92,820	93,090	(270)	(0.3)%
Voice access lines	147,375	165,074	(17,699)	(10.7)%
Homes enabled for video	195,000	166,000	29,000	17.5%

	March 31,	December 31,	Change
	2016	2015	Number	Percentage
Business
Data lines	19,954	20,081	(127)	(0.6)%
BVoIP lines	17,281	16,749	532	3.2%
Voice access lines	166,073	168,058	(1,985)	(1.2)%

Consumer
Video subscribers	37,108	35,876	1,232	3.4%
Internet lines	92,820	93,002	(182)	(0.2)%
Voice access lines	147,375	151,996	(4,621)	(3.0)%
Homes enabled for video	195,000	190,000	5,000	2.6%